UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25/A
Amendment No. 1

NOTIFICATION OF LATE FILING

(Check one)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D
☐ Form N-SAR ☐ Form N-CSR
For Period Ended: December 31, 2010
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Goldsands Development Company

Full Name of Registrant

Constitution Mining Corp.

Former Name if Applicable

Calle Juan Fanning 219, Miraflores

Address of Principal Executive Office (Street and Number)

Lima, Perú

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On March 31, 2011, Goldsands Development Company (f/k/a Constitution Mining Corp.) (the “Company”) filed a Form 12b-25 disclosing that it was still in the process of compiling the information required to be presented in its Annual Report on Form 10-K for the year ended December 31, 2010 (the “2010 10-K”) and would be unable to file its 2010 10-K within the prescribed period. Specifically, the Form 12b-25 stated:

“The Company was unable to compile the necessary financial information required to prepare a complete filing.  Thus, the Company would be unable to file the periodic report in a timely manner without unreasonable effort or expense.  The Company expects to file within the extension period.”

At the time of the 12b-25 filing on March 31, 2011, we anticipated that the 2010 10-K would be filed no later than fifteen calendar days after its original due date. However, because of unanticipated delays in the preparation of our financial statements required to be included in the Form 10-K, we anticipate that we will no longer be able to file our Form 10-K within the fifteen day extension period.  Delay in filing the 2010 10-K has also been attributable to, among other things, our receipt of a formal order of investigation issued by the United States Securities and Exchange Commission which was previously disclosed in a Current Report on Form 8-K filed on March 31, 2011.  We will file our 2010 annual report on Form 10-K as soon as our audit has been completed and the information required to be included in the Form 10-K has been fully compiled, disseminated and reviewed by our management and Board of Directors.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Michael Stocker	+51-1	446-6807
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes       ☒            No   ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

Yes        ☐            No     ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

* * * * *

Goldsands Development Company
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 18, 2011

By:   /s/  Michael Stocker
Michael Stocker
Its:          Chief Executive Officer